
02007170

AH 3/21/02

TC 3/5

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002 386

SEC FILE NUMBER
8- 40711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hoak Breedlove Wesneski & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Road, Suite 1650
(No. and Street)

Dallas	TX	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward R. Anderson 972-702-7954
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — *if individual, state last, first, middle name*)

1717 Main Street, Suite 500,	Dallas	TX	75201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/21/02

OATH OR AFFIRMATION

I, Edward R. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hoak Breedlove Wesneski & Co., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JANET BARRAGAN
MY COMMISSION EXPIRES
November 20, 2004

Signature

Executive Vice President
Title
Finance and Administration

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(D) of the Securities and Exchange Commission

Hoak Breedlove Wesneski & Co.

December 31, 2001

CONTENTS



Accountants and Management Consultants

Report of Independent Certified Public Accountants

Board of Directors
Hoak Breedlove Wesneski & Co.

We have audited the accompanying statement of financial condition of Hoak Breedlove Wesneski & Co as of December 31, 2001, and the related statements of operations, changes in stockholder's deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hoak Breedlove Wesneski & Co. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
January 29, 2002

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 2,534,661
Receivable from clearing broker	151,355
Other receivables, net of allowance for doubtful accounts of $19,532	185,752
Due from affiliate	435,931
Property and equipment, net	231,546
Other assets	43,764
Total assets	$ 3,583,009

LIABILITIES AND STOCKHOLDER'S DEFICIT

Accounts payable and accrued expenses	$ 783,578
Due to affiliate	773,344
Deferred compensation	50,384
Total liabilities	1,607,306
Subordinated borrowings	10,700,000
Commitments and contingencies	-
Stockholder's deficit	
Common stock, $0.10 par value; authorized, 1,000,000 non-voting shares and 9,000,000 voting shares; issued and outstanding, 200,000 non-voting shares and 9,000,000 voting shares	920,000
Additional paid-in capital	3,047,012
Accumulated deficit	(12,691,309)
Total stockholder's deficit	(8,724,297)
Total liabilities and stockholder's deficit	$ 3,583,009

The accompanying notes are an integral part of this statement.

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

STATEMENT OF OPERATIONS

Year ended December 31, 2001

Revenues	
Securities commissions	$ 4,902,079
Net gains on firm securities trading accounts	148,808
Underwriting	354,897
Investment banking	3,112,134
Interest and dividends	177,594
	8,695,512
Expenses	
Employee compensation and benefits	8,395,169
Loss on disposal of Capital Markets division	978,110
Floor brokerage and clearance fees	714,723
Communications	593,627
Occupancy and equipment costs	1,025,289
Promotional	502,002
Interest	949,200
Regulatory fees	42,218
Other	837,868
	14,038,206
Net loss	$ (5,342,694)

The accompanying notes are an integral part of this statement.

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

Year ended December 31, 2001

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balances at January 1, 2001	9,200,000	$920,000	$3,047,012	$ (7,348,615)	$(3,381,603)
Net loss	-	-	-	(5,342,694)	(5,342,694)
Balances at December 31, 2001	9,200,000	$920,000	$3,047,012	$(12,691,309)	$(8,724,297)

The accompanying notes are an integral part of this statement.

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2001

Liabilities subordinated to claims of general creditors at January 1, 2001	$ 8,700,000
Borrowings during the year	2,000,000
Liabilities subordinated to claims of general creditors at December 31, 2001	$10,700,000

The accompanying notes are an integral part of this statement.

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Cash flows from operating activities	
Net loss	$(5,342,694)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	118,549
Loss on disposal of assets	45,366
Changes in operating assets and liabilities	
Receivable from clearing broker	634,047
Securities owned	630
Other receivables	568,959
Other assets	417,564
Accounts payable and accrued expenses	(869,342)
Affiliate balances	(262,132)
Deferred compensation	(8,901)
Net cash used in operating activities	(4,697,954)
Cash flows from investing activities	
Purchases of property and equipment	(76,277)
Proceeds from disposal of property and equipment	65,846
Net cash used in investing activities	(10,431)
Cash flows from financing activities	
Proceeds from subordinated debt	2,000,000
Net decrease in cash and cash equivalents	(2,708,385)
Cash and cash equivalents, beginning of year	5,243,046
Cash and cash equivalents, end of year	$ 2,534,661
Supplemental disclosures	
Cash paid for	
Income taxes	$ -
Interest	$ 949,200

The accompanying notes are an integral part of this statement.

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hoak Breedlove Wesneski & Co. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of HBW Holdings, Inc. ("Holdings"). The Company is engaged primarily in the business of providing financial services, including consulting and investment banking. Effective October 31, 2001, it discontinued its general securities brokerage business (Capital Markets division). The Company's customers are located throughout North America.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

Revenues

Revenues earned from brokerage activities are recorded on the trade date and are included as securities commissions revenue. Revenues earned from underwriting consist of management fees, selling concessions, and underwriting fees. Management fees, selling concessions and estimated underwriting fees are recorded on the trade date. Estimated underwriting fees are adjusted to actual at the final settlement date. Selling concessions and underwriting fees are included in underwriting revenue on the statement of operations. Management fees are included in investment banking revenue. Investment banking revenue also includes income earned for services provided relating to consulting, private placements, and mergers and acquisitions.

Property and Equipment

Property and equipment consists of office equipment and is depreciated using the straight-line method over the estimated useful lives of the assets of three to seven years. Leasehold improvements are being amortized over the initial term of the lease.

Advertising Expense

The Company expenses advertising costs as incurred. For the year ended December 31, 2001, advertising expense was approximately $28,000.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

The Company accounts for income taxes under the asset and liability method required by Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. The Company is included in the consolidated Federal income tax return filed by Holdings. For financial statement reporting purposes, income tax amounts are calculated as if the Company filed a separate return.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. The Company has made estimates of its losses related to vacated office space, as discussed further in Note H. Actual results could differ materially from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $840,603 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.91 to 1. The maximum permitted ratio is 15 to 1.

NOTE C - PROPERTY AND EQUIPMENT, NET

Furniture and equipment	$ 497,402
Leasehold improvements	17,029
	514,431
Less accumulated depreciation and amortization	(282,885)
	$ 231,546

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001

NOTE D - INCOME TAXES

The provision for income tax reconciled to tax computed at the statutory federal rate was:

Tax at statutory rate	$(1,816,516)
State taxes, net of federal effect	(159,787)
Change in valuation allowance	1,989,985
Expenses not deductible	18,251
Dividends received deductions	(31,933)
	$ -

Deferred tax assets and liabilities at December 31, 2001, consist of the following:

Deferred tax assets	
Net operating loss and contributions carryforwards	$ 4,500,962
Deferred compensation	18,642
Accounts payable and accrued expenses	116,914
Accounts and notes receivable	123,419
Other	1,542
Total deferred tax assets	4,761,479
Deferred tax liabilities	
Property and equipment	31,920
Net deferred tax asset	4,729,559
Less valuation allowance	(4,729,559)
Net deferred taxes	$ -

A valuation allowance has been provided because of uncertainties regarding recovery of the $4,729,559 net deferred tax asset.

At December 31, 2001, the Company has net operating loss carryforwards of approximately $12,100,000 expiring between 2018 and 2021.

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001

NOTE E - EMPLOYEE BENEFITS

The Company has a 401(k) Profit Sharing Plan, under which employees who have completed three months of service and are at least twenty-one years of age may voluntarily contribute up to 15% of compensation. The Company contributes 3% of employee compensation for all eligible employees and, at its discretion, matches 50%, up to 6%, of employees' contributions. During the year ended December 31, 2001, the Company's contribution under the Plan was approximately $287,000.

NOTE F - RELATED PARTY TRANSACTIONS

The Company pays $1,500 per month to an affiliate for the use of certain facilities and equipment pursuant to a one-year, renewable agreement.

During the year ended December 31, 2001, the Company had revenues from companies for which principals of the Company serve on the boards of directors of approximately $22,000.

NOTE G - SUBORDINATED BORROWINGS

The Company has entered into two loan agreements with Holdings. All borrowings under the agreements are unsecured and subordinate to all claims of general creditors. At December 31, 2001, subordinated borrowings consisted of:

Note payable, due September 30, 2004; interest at 10%	$ 1,000,000
Note payable, due July 31, 2004; interest at 10%	1,000,000
Note payable, due March 18, 2003; interest at 10%	2,700,000
Note payable, due September 30, 2003; interest at 10%	6,000,000
	$10,700,000

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001

NOTE H - LEASE COMMITMENTS

The Company leases certain office facilities and office equipment under non-cancelable operating leases expiring through 2005. A portion of the leased facilities is subleased under leases expiring in 2002.

The future minimum rental commitments under the operating leases are as follows:

Year ended December 31,	
2002	$ 838,047
2003	711,890
2004	694,470
2005	202,204
Total future minimum payments required	2,446,611
Less future minimum sublease income	(1,908)
Net future commitment	$2,444,703

In connection with the discontinuance of the Capital Markets division, the Company vacated office space under long-term noncancelable leases. At December 31, 2001, approximately $525,000 was accrued for estimated losses on these leases.

During the year ending December 31, 2001, rental expense under all operating leases was approximately $1,015,000, while sublease income was approximately $36,000.

NOTE I - OFF-BALANCE-SHEET RISK

The Company has indemnified its clearing broker for losses attributable to failure of the Company's customers to settle security transactions. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE J - CONCENTRATIONS OF CREDIT RISK

The Company has engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE K - COMMITMENTS AND CONTINGENCIES

The Company is involved in certain litigation arising in the ordinary course of business. Management believes that the ultimate outcome of litigation will not have a material adverse effect on the future results of operations or financial position of the Company.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934
as of
December 31, 2001

Schedule I

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL

Total stockholder's deficit		$(8,724,297)
Add		
Allowable subordinated borrowings		10,700,000
Total capital and allowable subordinated borrowings		1,975,703
Deduction and/or charges		
Non-allowable assets		
Due from affiliate	$435,931	
Property and equipment, net	231,546	
Other receivables	185,752	
Other assets	53,764	906,993
Net capital before haircuts on securities positions		1,068,710
Haircuts on securities		228,107
Net capital		$ 840,603

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 783,578
Due to affiliate	773,344
Deferred compensation	50,384
Total aggregate indebtedness	$ 1,607,306

Schedule I (continued)

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED

December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 107,153
Minimum dollar net capital requirement of the Company	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 590,603
Excess net capital at 1000%	$ 679,872
Ratio: Aggregate indebtedness to net capital	1.91 to 1

RECONCILIATION WITH UNAUDITED FOCUS REPORT

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation included in its unaudited amended Focus Report as of December 31, 2001.

Schedule II

Hoak Breedlove Wesneski & Co.
(a wholly-owned subsidiary of HBW Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii). The Company clears all customer transactions through Pershing & Co., a division of Donaldson, Lufkin & Jenrette Securities Corporation, on a fully disclosed basis.

REPORT ON INTERNAL CONTROL

Required by SEC Rule 17a-5
Year ended December 31, 2001

Grant Thornton

Accountants and Management Consultants

REPORT ON INTERNAL CONTROL

Board of Directors
Hoak Breedlove Wesneski & Co.

In planning and performing our audit of the financial statements and supplemental schedules of Hoak Breedlove Wesneski & Co. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Grant Thornton

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Grant Thornton LLP

Dallas, Texas
January 29, 2002